SECURITIES AND EXCHANGE COMMISSION
                                     Washington, D.C. 20549

                                          SCHEDULE 13D

                            Under the Securities Exchange Act of 1934
                                         (Amendment No. 3)*

                                  ACCEL International Corporation
                -------------------------------------------------------------
                                          (Name of Issuer)

                              Common Stock, par value $0.10 per share
                -------------------------------------------------------------
                                     (Title of Class of Securities)

                                             004299 10 3
                -------------------------------------------------------------
                                          (CUSIP Number)

                                     William H. Cuddy, Esq.
                                      Day, Berry & Howard
                           CityPlace I, Hartford, Connecticut 06103-3499
                                          (860) 275-0100
                 -------------------------------------------------------------
                         (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and Communications)

                               October 4, 1996, November 18, 1996,
                                March 11, 1997 and July 28, 1997
                 -------------------------------------------------------------
                    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                            (Continued on the following pages)

                                  (Page 1 of 8 Pages)

-------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004299 10 3

  1  NAME OF REPORTING PERSONS
     IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Rhoda L. Chase

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                         (b) /X/
  3  SEC USE ONLY
  4  SOURCE OF FUNDS*

     00
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                            / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
                         7   SOLE VOTING POWER
      NUMBER OF              2,000,000 shares (See Row 11 below)
       SHARES                SHARED VOTING POWER
    BENEFICIALLY         8   0 shares
    OWNED BY EACH
      REPORTING              SOLE DISPOSITIVE POWER
       PERSON            9   670,000 shares, which are temporarily on loan to
        WITH                 Insurance Holdings Limited Partnership
                         10  SHARED DISPOSITIVE POWER
                             1,330,000 shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,000,000 shares, of which 670,000 are temporarily on loan to Insurance Holdings Limited Partnership
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                            /X/
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.2% or 15.4% (See Row 11 above)
14 TYPE OF REPORTING PERSON*
   IN

                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  AMENDMENT NO. 3 TO STATEMENT ON SCHEDULE 13D

         The reporting person hereby amends in part her Statement on Schedule 13D dated December 29, 1995 (the "Initial Schedule 13D"), as previously amended by Amendment No. 1 thereto dated October 2, 1996, and Amendment No. 2 thereto dated January 8, 1997, with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.      Source and Amount of Funds or Other Consideration.

       The reporting person transferred an aggregate of 1,665,000 of her shares of Common Stock into the brokerage account to which the Trading Authorization described in Item 6 relates, on the dates and in the amounts set forth below.

                       Date                    Number of Shares
                   January 9, 1996                  47,000
                   October 4, 1996                  70,500
                   November 18, 1996               486,852
                   December 2, 1996                  2,014
                   March 11, 1997                1,058,634

There was no consideration for such transfers.

       On July 28, 1997, the reporting person loaned 335,000 shares of Common Stock to Insurance Holdings Limited Partnership (the "Borrower") pursuant to a letter agreement (the "Letter Agreement") dated December 15, 1995, between the reporting person and the Borrower, as modified by a letter agreement (the "Amendment" and, together with the Letter Agreement, the "Loan Agreement") dated July 31, 1997, between the reporting person and the Borrower. The terms of the Letter Agreement are more fully described in the Initial Schedule 13D and in Item 6 hereto and the terms of the Amendment are more fully described in
Item 6 hereto. The 335,000 shares of Common Stock so loaned were transferred to the Borrower from the brokerage account to which the Trading Authorization described in Item 6 relates.

Item 5.      Interest in Securities of the Issuer.

        (a) (i) As of the date hereof, the reporting person beneficially owns 2,000,000 shares of Common Stock, representing approximately 23.2% of the 8,631,042 shares of Common Stock outstanding as of November 14, 1997, except to the extent that the reporting person is deemed to have temporarily transferred beneficial ownership of 670,000 shares of Common Stock to the Borrower pursuant to the Loan Agreement.

             (ii) This statement does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this statement shall not be construed as an admission that she is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of, any of the (i) 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock outstanding as of November 14, 1997, owned by Arnold L. Chase, the son of the reporting person, (ii) 5,350 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of November 14, 1997, owned by Sandra M. Chase, the spouse of Arnold L. Chase, (iii) 1,167,824 shares of Common Stock, or 13.5% of the shares of Common Stock outstanding as of November 14, 1997, owned by The Darland Trust, a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase (daughter of the reporting person and David T. Chase and brother of Arnold L. Chase) and her children are the beneficiaries or (iv) 6,500 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of November 14, 1997, currently issuable upon the exercise of options held by David T. Chase (the spouse of the reporting person and the father of Cheryl A. Chase and Arnold L. Chase). David T. Chase may also be deemed to be the beneficial owner of the 1,167,824 shares of Common Stock referred to in clause (i) of the immediately preceding sentence and the 1,167,824 shares of Common Stock referred to in clause (iii) of the immediately preceding sentence.

        (b) The reporting person has the sole power to vote or to direct the vote of the 2,000,000 shares of Common Stock owned by her, except to the extent that the reporting person has temporarily transferred to the Borrower the sole power to vote or to direct the vote of the 670,000 shares of Common Stock on loan to the Borrower during the term of the Loan Agreement, as described in greater detail in the Initial Schedule 13D and in Item 6 hereof. The reporting person shares the power to dispose or to direct the disposition of 1,330,000 of the shares of Common Stock owned by her with her husband, David T. Chase. The reporting person has the sole power to dispose or direct the disposition of 670,000 of the shares of Common Stock owned by her, except to the extent that the reporting person has temporarily transferred to the Borrower the sole power to dispose or direct the disposition of such shares of Common Stock during the term of the Loan Agreement, as described in greater detail in the Initial Schedule 13D and in
   Item 6 hereof.

        David T. Chase's principal occupation is Chairman of the Board of Directors and President of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. During the past five years, David T. Chase has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, David T. Chase has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. David T. Chase is a citizen of the United States of America.

        (c) No transactions in the Common Stock were effected by or on behalf of the reporting person during the past 60 days other than the transactions described in Item 3.

        (d) Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of, 1,330,000 of the shares of Common Stock owned by the reporting person. As described in greater detail in the Initial Schedule 13D and in Item 6 hereof, the Borrower may be deemed to have the right, during the term of the Loan Agreement, to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the 670,000 shares of Common Stock loaned by the reporting person to the Borrower. No other person, other than the reporting person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        As described in greater detail in the Initial Schedule 13D, the reporting person loaned 335,000 shares of Common Stock to the Borrower pursuant to the Letter Agreement on December 15, 1995. On July 28, 1997, the reporting person loaned an additional 335,000 shares of Common Stock to the Borrower.
The reporting person and the borrower entered into the Amendment to modify the Letter Agreement to include such additional shares of Common Stock. As of the date hereof, the reporting person has thus loaned 670,000 shares of Common Stock (the "Borrowed Securities") to the Borrower pursuant to the Loan Agreement.

        Under the terms of the Loan Agreement, the Borrower has full use of the Borrowed Securities, including the right to sell, pledge or otherwise transfer or encumber the Borrowed Securities, until termination of the Loan Agreement. In exchange for the reporting person's lending the Borrowed Securities to the Borrower, the Borrower is to pay the reporting person quarterly a service fee at the rate of six percent (6%) per annum of the average monthly market value of the Borrowed Securities prorated over the number of days the Loan Agreement is in effect. In addition, the Borrower is to pay to the reporting person any cash dividends or distributions declared on the Borrowed Securities during the term of the Loan Agreement. Upon the termination of the Loan Agreement, the Borrower is to deliver to the reporting person securities that are identical in kind and amount to the Borrowed Securities and including all dividends and distributions in the form of stock, rights, warrants or other securities which ACCEL makes with respect to the Borrowed Securities during the term of the Loan Agreement. The Loan Agreement is to terminate December 31, 1998, unless terminated sooner by one of the parties pursuant to the terms of the Loan Agreement.

        The Borrower is a limited partnership of which Chase Insurance Corporation is the general partner and the reporting person, Cheryl A. Chase and Sandra M. Chase are the limited partners. The reporting person owns all of the outstanding capital stock of Chase Insurance Corporation.

        The foregoing description of the Loan Agreement is subject to, and is qualified in its entirety by reference to, the Letter Agreement, which was filed as an exhibit to the Initial Schedule 13D, and the Amendment, which is filed as an exhibit to this Statement on Schedule 13D.

        Pursuant to a General Trading Authorization for Securities and/or Options Accounts (the "Trading Authorization"), the reporting person has granted to David T. Chase the power to enter orders to purchase and sell securities for the brokerage account in which she holds 1,330,000 of the shares of Common Stock owned by her. The Trading Authorization also confers upon David T. Chase the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by the Trading Authorization remain effective until terminated by the reporting person.

        The foregoing description of the Trading Authorization is subject to, and is qualified in its entirety by reference to, the form of Trading Authorization, which is filed as an exhibit to this Statement on Schedule 13D.

        Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of ACCEL, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder.

Item 7.      Material to Be Filed as Exhibits.

        (1)  Amendment

        (2)  Form of Trading Authorization.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 1997


                                                  /s/ Rhoda L. Chase
                                                  Rhoda L. Chase